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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[_]  Form 3 Holdings Reported
[_]  Form 4 Transactions Reported
________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                McErlane, John C.
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   (Last)                           (First)                        (Middle)

                              Bandag, Incorporated
                             2905 North Highway 61
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                                    (Street)

                            Muscatine, IA 52761-5886
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   (City)                           (State)                         (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                     Bandag, Incorporated (BDG) and (BDGA)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

                                 December 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                      Vice President, Bandag, Incorporated;
                   President, Tire Distribution Systems, Inc.
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________



====================================================================================================================================
                                     Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                                                                                 5.            6.
                                                                 4.                              Amount of     Owner-
                                         2A.Deemed               Securities Acquired (A) or      Securities    ship
                            2.           Execution               Disposed of (D)                 Beneficially  Form:     7.
                            Transaction  Date,                   (Instr. 3, 4 and 5)             Owned at End  Direct    Nature of
                            Date         if any     3.           ------------------------------- of Issuer's   (D) or    Indirect
1.                          (Month/      (Month/    Transaction                  (A)             Fiscal Year   Indirect  Beneficial
Title of Security           Day/         Day/       Code             Amount      or    Price     (Instr. 3     (I)       Ownership
(Instr. 3)                  Year)        Year)      (Instr. 8)                   (D)             and 4)        (Instr.4) (Instr. 4)
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Common Stock,                                                                                    (1)(2)
$1.00 Par Value                                                                                  1,070.8559      D
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Class A Common Stock,                                                                            (1)(2)(3)
$1.00 Par Value                                                                                  7,647.0827      D
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====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


Persons who respond to the collection of information
contained in this form are not required to respond                        (Over)
unless the form displays a currently valid OMB                   SEC 2270 (7-02)
control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                         9.        10.
                                                                                                         No. of    Owner-
               2.                                                                                        Deriv-    ship of
               Conver-                          5.                             7.                        ative     Deriv-  11.
               sion                             Number of                      Title and Amount          Secur-    ative   Nature
               or               3A.             Derivative   6.                of Underlying     8.      ities     Secur-  of
               Exer-            Deemed          Securities   Date              Securities        Price   Bene-     ity:    In-
               cise     3.      Execu-          Acquired (A) Exercisable and   (Instr. 3 and 4)  of      ficially  Direct  direct
               Price    Trans-  tion    4.      or Disposed  Expiration Date   ----------------  Deriv-  Owned     (D) or  Bene-
1.             of       action  Date,   Trans-  of(D)        (Month/Day/Year)           Amount   ative   at End    In-     ficial
Title of       Deriv-   Date    if any  action  (Instr. 3,   ----------------           or       Secur-  of        direct  Owner-
Derivative     ative    (Month/ (Month/ Code    4 and 5)     Date     Expira-           Number   ity     Year      (I)     ship
Security       Secur-   Day/    Day/    (Instr. ------------ Exer-    tion              of       (Instr  (Instr.   (Instr  (Instr
(Instr. 3)     ity      Year)   Year)   8)       (A)   (D)   cisable  Date     Title    Shares   5)      4)        4)      4)
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                                                                                                                           By Profit
Stock                                                                          Common     (5)              (5)             Sharing
Fund Unit                                                    (4)      (4)      Stock    124.3430         124.3430     I    Plan
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                                                                               Class A                                     By Profit
Stock                                                                          Common     (5)              (5)             Sharing
Fund Unit                                                    (4)      (4)      Stock    146.8560         146.8560     I    Plan
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Employee
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       33.875                                         (6)      2/8/09   Stock      7,000            7,000      D
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Employee
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       21.09375                                       (7)      3/7/10   Stock     17,600           17,600      D
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Employee
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       24.35                                          (8)      3/13/11  Stock     19,300           19,300      D
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Employee
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       32.53                                          (9)      3/12/12  Stock     16,400           16,400      D
====================================================================================================================================
Explanation of Responses:
(1)  Column 5 of Table I includes 30.4817 shares of Common Stock and 246.1513 shares of Class A Common Stock acquired through automatic reinvestment of dividends under the Bandag, Incorporated Dividend Reinvestment and Optional Cash Purchase Plan
     ("DRP") since March 29, 2002.
(2)  John C. McErlane participates in the Bandag, Incorporated Restricted Stock Grant Plan ("Plan"). Column 5 of Table I includes
     585 shares of Common Stock and 585 shares of Class A Common Stock held by Mr. McErlane under the Plan. The shares are restricted for 7 years when granted and are held by a Trustee for the benefit of Mr. McErlane.
(3)  John C. McErlane participates in the Bandag, Incorporated Stock Award Plan ("Stock Award Plan"). Column 5 of table I includes
     5,929 shares of Class A Common Stock held by Mr. McErlane under the Stock Award Plan. The shares are restricted for 3 years when granted and are held by a Trustee for the benefit of Mr. McErlane.
(4)  Represents stock fund units under the Bandag Salaried Profit Sharing, Retirement and Savings Plan ("Profit Sharing Plan").
     Distributions will be made upon the earliest to occur of termination of employment, death or retirement, subject to limited exceptions.
(5)  The number of underlying securities is based on the number of stock fund units, the value of these units and the Company's
     Common and Class A Common Stock market values as of December 31, 2002. The actual number of shares issuable upon the distribution date is not determinable since the stock fund is a unitized account consisting of Company stock and other investments.
(6)  Options for 7,000 shares of Class A Common Stock with 20% vesting (1,400 shares) on each of February 8, 2000, 2001, 2002, 2003,
     2004.
(7)  Options for 17,600 shares of Class A Common Stock with 20% vesting (3,520 shares) on each of March 7, 2001, 2002, 2003, 2004,
     2005.
(8)  Options for 19,300 shares of Class A Common Stock with 20% vesting (3,860 shares) on each of March 13, 2002, 2003, 2004, 2005,
     2006.
(9)  Options for 16,400 shares of Class A Common Stock with 25% vesting (4,100 shares) on each of March 12, 2003, 2004, 2005, 2006.

**  Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.                                                       /s/ John C. McErlane                        2/4/03
                                                                               -----------------------------------       ----------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  **Signature of Reporting Person              Date
                                                                               John C. McErlane
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form
are not required to respond unless the form displays a currently valid OMB Number.                                           Page 2

                                POWER OF ATTORNEY

     Know all by these presents, that, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the undersigned hereby constitutes and appoints each of Warren W. Heidbreder, Janet M. Henderson and Barbara T. Soenksen, and any of their substitutes, signing singly, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned (in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act")), in the undersigned's capacity as an officer of Bandag, Incorporated, an Iowa corporation (the "Company"), any and all Forms 3, 4 and/or 5, and any amendments thereto, that are necessary or advisable for the undersigned to file under Section 16(a) (collectively, "Documents");

     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Documents and timely file such Documents with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact (or such attorney-in-fact's substitute or substitutes) shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is such attorney-in-fact's substitute or substitutes or the Company assuming, any of the undersigned's responsibilities to comply with the Exchange Act. The undersigned agrees to defend and hold harmless each attorney-in-fact (and such attorney-in-fact's substitute or substitutes) from and against any and all loss, damage or liability that such attorney-in-fact may sustain as a result of any action taken in good faith hereunder.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Documents with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of November, 2002.

                                        /s/ John C. McErlane
                                        ----------------------------------------
                                        Signature - John C. McErlane